Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

CAGNY Conference February 18, 2014

Bill DeLaney

President and Chief Executive Officer

Wayne Shurts

Executive Vice President and Chief Technology Officer

Chris Kreidler

Executive Vice President and Chief Financial Officer

Sysco

Forward–Looking Statements

Statements made in this presentation that look forward in time or that express management’s beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of risks, uncertainties, estimates, and assumptions that may cause actual results to differ materially from current expectations. These statements include those regarding our on-going business strategies and strategic initiatives, estimates and expectations regarding the foodservice market and our market potential, our plans and expectations related to and the benefits and expected timing of our business transformation initiatives, and our plans and expectations related to and the benefits of the proposed merger with US Foods, including our integration plans and estimates and expectations regarding cost synergies and the benefits of the merger to stakeholders. These statements also include those regarding the uses of our cash and shareholder return, our expectation that the proposed merger will be approved, and our expectations regarding business transformation expenses, expenses to achieve synergies from the proposed merger and the plans to achieve such synergies, and the regulatory review of the proposed merger. The success of our business transformation initiatives and other strategic initiatives and our operating performance are subject to the general risks associated with our business, including the risks of interruption of supplies due to lack of long-term contracts, severe weather, crop conditions, work stoppages, intense competition, technology disruptions, dependence on large regional and national customers, inflation risks, the impact of fuel prices, adverse publicity, and labor issues. Risks and uncertainties also include risks impacting the economy generally, including the risks that the current general economic conditions will deteriorate, or consumer confidence in the economy may not increase and decreases in consumer spending, particularly on food-away-from-home, may not reverse. Market conditions may not improve. If sales from our locally managed customers do not grow at the same rate as sales from regional and national customers, our gross margins may continue to decline. Our ability to meet our long-term strategic objectives to grow the profitability of our business depends largely on the success of our Business Transformation Project. There are various risks related to the project, including the risk that the project and its various components may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; the risk that the actual costs of the ERP system may be greater or less than currently expected because we have encountered, and may continue to encounter, the need for changes in design or revisions of the project calendar and budget, including the incurrence of expenses at an earlier or later time than currently anticipated; the risk that our business and results of operations may be adversely affected if we experience continued delays in deployment, additional operating problems, cost overages or limitations on the extent of the business transformation during the ERP implementation process; and the risk of adverse effects to our business, results of operations and liquidity if the ERP system, and the associated process changes, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. In fiscal 2013, we delayed the deployment of certain components of our ERP system so that we could address certain areas of improvement. In the first half of fiscal 2014, we installed a major scheduled update to the ERP system and deployed the system to one additional location. We deployed the system to two additional locations in January 2014. Planned deployments in the coming months are dependent upon the success of the ERP system and the updates at the current locations. We may experience delays, cost overages or operating problems when we deploy the system to additional locations. Our plans related to and the timing of the implementation of the ERP system, as well as the cost transformation and category management initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. We may fail to realize anticipated benefits, particularly expected cost savings, from our cost transformation initiative. If we are unable to realize the anticipated benefits from our cost cutting efforts, we could become cost disadvantaged in the marketplace, and our competitiveness and our profitability could decrease. We may also fail to realize the full anticipated benefits of our category management initiative, and may be unable to successfully execute the initiative in our anticipated timeline. The consummation of the merger with US Foods is subject to regulatory approval and the satisfaction of certain conditions, and we cannot predict whether the necessary conditions will be satisfied or waived and the requisite regulatory approvals received. The merger with US Foods may not close in the anticipated timeframe, if at all. Sysco and US Foods may be required to take certain actions to obtain regulatory approval for the merger, including the divestiture of assets, which could negatively impact the projected benefits of the merger. Termination of the merger agreement with US Foods could require Sysco to make a termination payment of $300 million, which could adversely impact Sysco’s stock price, liquidity and financial condition. As a result of uncertainties surrounding the proposed merger, prospective suppliers and customers may delay or decline to enter into agreements with us, and we may also lose current suppliers and customers, and fail to retain key employees. The pending merger and our current pre-merger integration planning efforts may divert our management’s attention from day-to-day business operations and the execution of our business transformation initiatives, which could result in performance shortfalls. Integration of the businesses of Sysco and US Foods may be more difficult, costly or time consuming than expected, and the merger may not result in any or all of the anticipated benefits, including cost synergies and other expected benefits to stakeholders. The integration of Sysco and US Foods will be complex, and we will be required to incur substantial costs to integrate Sysco’s and US Foods’ business practices, policies, cultures and operations. Failure to effectively integrate the businesses could adversely impact the expected benefits of the merger. The integration process could also result in the loss of key employees, and the disruption of each company’s ongoing businesses, which could materially impact the combined company’s future financial results. We may fail to retain some of US Foods’ vendors and customers after the proposed merger. Consummation of the merger will require Sysco to incur significant additional indebtedness, which could adversely impact our financial condition and may hinder our ability to obtain additional financing and pursue other business and investment opportunities. For a discussion of additional factors impacting Sysco’s business, see the Company’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the Securities and Exchange Commission, and the Company’s subsequent filings with the SEC. Sysco does not undertake to update its forward-looking statements.

Additional Information for US Foods Stockholders

In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Today’s Speakers

Bill DeLaney

Wayne Shurts

Chris Kreidler

Bill DeLaney

President and Chief Executive Officer

Quick Facts

Good things come from Sysco

The global leader in foodservice distribution

FY 2013 sales over $44 billion

425,000 customers

Approximately 48,000 associates

Over 400,000 products, including approximately 40,000 Sysco Brand products

Deliver over 1.2 billion cases every year

Quick Facts

Good things come from Sysco

The global leader in foodservice distribution

FY 2013 sales over $44 billion

425,000 customers

Approximately 48,000 associates

Over 400,000 products, including approximately 40,000 Sysco Brand products

Deliver over 1.2 billion cases every year

US. FOODS

KEEPING KITCHENS COOKING.

One of America’s leading

foodservice distributors

FY12 sales of $22 billion

More than 350,000 products,

including private brands

Approximately 25,000 associates

80 operating facilities in 36 states

Sysco Locations Across the U.S., Bahamas, Canada, Ireland & Northern Ireland

Significant Market Potential

Foodservice Market ~$255B

$44B Sysco Core Market Sales in CY13

Potential

U.S. Market $230 B

Canada/ Ireland Market $25 B

Total Core Market ~$255 B

Note: Sysco sales represent CY15 core market sales which exclude IFG and Guest Supply. Market data sources include Technomic, CRFA and Bord Bia (Irish Food Market)

Our Strategy

Profoundly	Continuously	Expand our		Implement an
enrich the	improve	offerings through	Explore, assess	enterprise-wide
experience of	productivity in	a customer-	and pursue new	talent
doing business	all areas of our	centric innovation	businesses and	management
with Sysco	business	program	markets	process
Partnership	Productivity	Products	Expansion	People

Key Areas of Strategic Focus

Sustainable Profitable Growth

Asset Optimization and Free Cash Flow

Operating Margin

We Continue to Expand our Capabilities

1985 SYGMA formed

1999 Acquired first meat company

2001 Acquired Guest Supply

2009 First acquisition in Ireland

2012 Acquired European Imports

Traditional Foodservice

1988 Acquired CFS

2000 Acquired first produce company

2002 Expansion of Canadian operations

2011 Formed Sysco Ventures

2013 Announced Intent to Merge with US Foods

Key Initiatives

Customer Insights

- Loyalty

- Segments

- Brand

Integration Planning

- Day 1 Readiness

- Value Creation

- Redesign Organization & Processes

Category Management

- Assortment

- Innovation

- COGS Reduction

Customer Value

- Business Reviews

- Inside Sales

- Sysco Ventures

Productivity Enhancements

- Operations

- Selling

- Administration

Technology Platform is the Foundation

Two Great Companies

Bringing Together the Best of Both

Good things come from Sysco®

US. FOODS™

KEEPING KITCHENS COOKING.™

Consistent with Sysco’s Strategic Focus

Sustainable Profitable Growth		Operating Margin
Leverage customer insights	Sysco®	Reduce operating costs
Enhance and expand channels		Lower product costs Continue to develop Sysco Ventures
Increase customer retention Execute fold-in and regional acquisitions	Asset Optimization and Free Cash Flow	Further develop enterprise structure Integrate higher
Build human capital	Invest prudently in the core	margin products
Expand international growth	Increase working capital efficiency Increase capital efficiency
Use our capital structure as a competitive advantage

A Transformational Acquisition

Benefits all stakeholders

Customers

Suppliers

Employees

Shareholders

Combined strengths deliver greater value, more services and innovation for customers

Strengthen our role as our customers’ most valued and trusted business partner

Achieve shared efficiencies with suppliers

Platform for enhanced innovation and development of exclusive products

Greater opportunities for career development

Enhanced financial stability drives benefits to employees

Leverage revenue growth through best-in-class operating efficiencies and lowest-cost to serve

Strong EPS growth and substantial cash flow

Key Takeaways

We participate in a large market that should experience modest long-term growth

Current market conditions remain difficult, but should improve as 2014 progresses

Targeting solid operating performance improvement

We are driving transformational change and creating greater value for our customers

US Foods Merger will benefit all of our stakeholders

Wayne Shurts

Executive Vice President and Chief Technology Officer

Overview

The year in review

State of play one year ago

Progress of the past year

Functional deployments

Enhanced ERP capabilities

OpCo Rollouts re-launched

Where we go from here

Calendar year 2014

Sysco / US Foods Integration

State of Play One Year Ago

Five Operating Companies were live on ERP Solution

Core processes configured in the ERP solution worked

As of April 2013, the five live operating companies had:

Captured 1.25 million orders

Shipped 26 million line items

Shipped 45 million pieces

Processed 160,000 invoices

However, several issues surfaced that caused us to pause operating company rollouts until they were addressed:

System Stability

Performance and Scalability

Functionality Gaps

During the pause we accelerated certain modules and functional deployments

Progress: Functional Deployments

This approach allowed us to make progress standardizing, centralizing and technology-enabling our business processes for US Broadline:

CRM: completed rollout of salesforce.com to all operating companies

ERP Maintenance: completed rollout to all operating companies

Finance: completed centralized general ledger for all operating companies

HR: completed rollout to 53 operating companies to date, to be fully completed by early FY15

Shared Business Services: completed process and performance improvement programs supporting ERP and all functions deployment

Progress: Addressed ERP Issues

Systems Stability

Performance and Scalability

Functionality

Progress: Systems Stability

Actions

Rebuilt infrastructure

Hardened interfaces

Results

Night operations incidents greatly reduced (6:1)

Major incidents, outages reduced (3:1)

Speed of incident recovery greatly enhanced

Progress: Performance & Scalability

Actions

Rewrote and tuned pricing routine

Tuned MA ordering application

Tuned other systems jobs

(run times from hours to minutes)

Results

Significantly improved system speed and response time

Significantly reduced server capacity utilization for both average and peak times

Progress: Functionality

Actions

Simplified and improved replenishment systems and processes

National Account SWAT team

Delivered multiple ERP releases with 1,800+ enhancements

Improved training – content, design, timing

Results

Customer service levels rebounded

Merchandiser satisfaction increased

Marketing associates satisfaction increased

National Account satisfaction increased

Progress: OpCo Rollouts Re-launched

Idaho OpCo – Nov 2013

Vegas OpCo – Jan 2014

Arizona OpCo – Jan 2014

New Orleans OpCo – April 2014

Denver OpCo – April 2014

Where do we go from here:

In calendar year 2014, we expect:

Implement major performance enhancements to further increase system speed and scalability

Additional Operating Company rollouts

Steady diet of functional enhancements

ERP software upgrade

Merger Integration Planning

Sysco US Foods Integration – Interim

Implement an Interim Unifying Platform enabling the companies’ two legacy systems to deliver consistent pricing, service, reporting to our customers

Interim Unifying Platform

Good things come from Sysco®

US. FOODS™

KEEPING KITCHENS COOKING.™

Merger Integration Planning

Sysco US Foods Integration – Targeted End State

Combining Sysco ERP back end with US Foods customer facing front end

US Foods Customer Facing System

Sysco ERP

Good things come from Sysco®

US. FOODS™

KEEPING KITCHENS COOKING.™

Chris Kreidler

Executive Vice President and Chief Financial Officer

Business Transformation

Business Transformation

Lower product costs by $250-300 million annually

Including

Reduce cost structure by $300-350 million annually

Annual Budget: $300-350 million

Successfully implement technology platform

Benefits: $550-650 million annually

Business Transformation Benefits

$550-650

million

Goal

FY15

100%

FY14

~50%-70%

FY13

~25%

Annualized Benefits

Business Transformation Benefits – Progress After One Year

$550-650 million

Goal

FY15

100%

FY14

~50%-70%

FY13

~25%

Annualized Benefits

As of 4Q13

Business Transformation Benefits – Progress After 18 Months

$550-650 million

Goal

FY15

100%

FY14

~50%-70%

FY13

~25%

Annualized Benefits

As of 2Q14

Business Transformation Benefits – Progress After 18 Months

$550-650

million

Goal

FY15

100%

FY14

~50%-70%

FY13

~25%

Annualized Benefits

Reduce Cost Structure

Completed strategic sales initiatives, including CRM

Completed retirement plan & IT function restructuring

Implemented maintenance module and centralized finance, HR module nearly complete

Launching new warehouse scorecard to drive performance

Accelerated routing and fleets optimization initiative

Lower Product Costs

Developed teams and processes

Majority of wave one categories launched

Wave two is expected to launch during the second half of FY14

Learnings from pilot wave helped improve wave one execution

Confident in the benefits of Category Management

Two Great Companies

Bringing Together the Best of Both

Good things come from Sysco®

US. FOODS™

KEEPING KITCHENS COOKING.™

Transaction Financing Structure

Approximate Total Transaction Value:

Equity

Cash

US Foods Net Debt

Total Enterprise Value

3.0B

0.5B

$4.7B

$8.2B

Equity holders of US Foods will own approx. 87 million shares or, 13%, of combined company at closing, and

A representative of each of US Foods’ majority shareholders will join Sysco’s Board of Directors

Sysco to assume or refinance

Represents 9.9x US Foods LTM adjusted EBITDA of $826 million1

1 US Foods LTM adjusted EBITDA of $826 million is as of September 28, 2013

Merger Will Deliver Significant Financial Value

Accretive in year one

Annual cost synergies of at least $600 million

Synergy estimates are realistic and achievable

These synergies will phase in over 3-4 years

Total expenses to achieve synergies of $700 - $800 million, spread over three years

Additional capital requirements under development

Synergy Estimates are Realistic and Achievable

At least $600 million in annual synergies after three to four years in five key areas, including:

Distribution Network

General & Administrative

Cost of Goods Sold

Warehouse and Distribution Productivity

Selling and Field Productivity

Current estimates developed using both bottom up and top down approach

Estimates developed by functional area, but

Based generally on public data

Integration team will further refine synergy estimates

Estimates will be refined using people and knowledge from both companies

We hope to identify more synergies in areas we have not reviewed yet (e.g. shared business services)

At Least $600 Million in Estimated Annual Synergies

Network rationalization

Delivery consolidation & efficient routing

Leverage one sales model

Combine evolving ecommerce and social media initiatives

Distribution Network

Selling and Field Productivity

Warehouse and Distribution Productivity

COGS

General & Admin.

Synergy

Identify duplicative resources

Leverage combined spend

Determine combined category management approach

Apply warehouse best practices

Technology driven efficiencies

Inbound freight optimization

What’s Next

Integration Team

Regulatory

Review

Announced integration planning leadership in January

Full integration planning now in place, includes key employees from both companies

Enlisted the help of McKinsey; vast experience in large, complex integrations

Committed to achievement of synergies

Expect 6-9 month review process

FTC is conducting review

We expect a collaborative process

This deal is good for customers, we’re confident merger will be approved

Integration Planning Team

Steering Committee

Integration Leader

Integration Management Office (IMO)

Sr. Execs from both companies

Chris Kreidler

IMO will lead, plan and track the integration

Business teams

Merchandising/ Product Marketing

Business Area

Business Area

Sales

Business Area

Business Area

Operations

Business Area

Business Area

Corporate Functions

Business Area

Business Area

Day 1 readiness

Value creation

Redesign organization and processes

Functional teams

Organizational Design

Technology & Systems

Talent & Staffing

Culture

Cross-cutting work that informs and guides the business teams

Key Areas of Strategic Focus

Sustainable

Profitable Operating Growth Margin

Asset Optimization and Free Cash Flow

When We Execute…Tremendous Return to our Shareholders

Billions $11 $10 $9 $8 $7 $6 $5 $4 $3 $2 $1 $0

$11B

Cash on Hand & Generated

Uses of Sysco’s Cash (FY13 - FY17)

$4B Acquisitions & Capital Spending

Reinvest in Business

$4B Dividends & Share Repurchase

Return to Shareholders

Uses of Cash

CAGNY 2013

As presented in Feb. 2013 – projections & credit ratings not updated

BBB

BBB+

A-

$3B

Remaining

Cash Available

Borrowing Capacity

Remaining Cash

$3B of cash remaining for new strategic investments or enhanced returns to shareholders

Key Takeaways

Challenging and exciting times

We are encouraged by progress on our initiatives

Proposed US Foods merger presents opportunities to advance Sysco and the industry

Well positioned for future success

Investments in our business

More confident in technology transformation

Cash flow continues to grow

Strengthened management team

Good things come from Sysco®